SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:  NATURADE, INC.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  638910307000


NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    December 3, 1996


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   638910307000


1.       NAME OF REPORTING PERSON:   Pure World, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

7.       SOLE VOTING POWER:   179,163

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  179,163

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   179,163

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   6.91%

14.      TYPE OF REPORTING PERSON:   CO

Item 1.  SECURITY AND ISSUER

     This Schedule 13D (this "Schedule") relates to the common stock, par value $.0001 per share ("Shares"), Class A Warrants and Class B Warrants ("Warrants"), of Naturade, Inc., (the "Company" or "Naturade") owned by Pure World, Inc. The Company, a Delaware corporation, has its principal executive offices located at 7110 East Jackson Street, Paramount, California 90723.

Item 2.  IDENTITY AND BACKGROUND

     (a), (b) and (c) Pure World, Inc. ("Pure World") is engaged in the production of natural products through its majority-owned subsidiary, Madis Botanicals, Inc. ("Madis"), a New Jersey corporation. Pure World's principal executive office is located at 376 Main Street, Bedminster, New Jersey 07921, and Madis' principal executive office is located at 375 Huyler Avenue, South Hackensack, New Jersey 07606.

     Sun Equities Corporation ("Sun"), a closely-held Delaware corporation, owns approximately 28% of Pure World's outstanding Common Stock and may be deemed a controlling person of Pure World, as such term is defined in the regulations promulgated under the Securities Exchange Act of 1934. (See Exhibits A and B for information, including addresses and principal businesses or occupations, of the executive officers and directors of Pure World and Sun, respectively.)

     (d) During the past five years, none of Pure World, Sun or any of the persons listed on Exhibits A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of Pure World, Sun or any of the persons listed on Exhibits A and B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Pure  World  and Sun are  Delaware corporations.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of December 13, 1996, Pure World has acquired 177,515 Shares at an aggregate purchase price of $367,428.78, 1,506 Class A Warrants at an aggregate purchase price of $848.30 and 142 Class B Warrants at an aggregate purchase price of $14.20, including brokerage commissions. Pure World purchased the Shares and Warrants with its working capital.

Item 4.  PURPOSE OF TRANSACTION.

     Pure World has acquired the Shares and Warrants for capital appreciation. Pure World currently intends to acquire additional Shares and/or Warrants from time to time in open market or private transactions but, depending on future developments relating to general economic conditions or alternative investment opportunities, may also determine from time to time, or at any time, to sell or otherwise dispose of some or all of its Shares and/or Warrants. Pure World currently intends to exercise its Class A Warrants prior to their expiration date of December 31, 1996.

     Except as otherwise indicated herein, Pure World has no plans or proposals which relate to or would result in any of the actions or matters referred to in the text of Item 4 of Schedule 13D.

     Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on December 13, 1996, Pure World beneficially owned 177,515 Shares, 1,506 Class A Warrants and 142 Class B Warrants representing in total 6.91% of Shares reported as outstanding in the Company's Form 10-QSB for the quarter ended June 30, 1996.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares and Warrants effected by Pure World in the sixty days preceding the date of this Statement, the dates of such transactions, and the per Share/Warrant purchase price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.

     Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Executive Officers and Directors of Pure World Exhibit B - Executive Officers and Directors of Sun
         Exhibit C -  Transactions in Shares/Warrants for the past 60 days

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 13, 1996


                                   PURE WORLD, INC.



                                   By:  /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Executive Vice President

                                   EXHIBIT A

                    PURE WORLD (See Item 2 of this Schedule)

                        Executive Officers and Directors


NAME AND BUSINESS ADDRESS*                   PRESENT POSITION(S) WITH ADDRESS*
-------------------------                    ---------------------------------
Paul O. Koether                              Chairman, President and Director
                                             of Pure World and Sun

                                             Chairman of Madis

                                             Chairman, President and Director
                                             of Kent Financial Services, Inc.
                                             ("Kent")
                                             (owns all of the outstanding
                                             common stock of T.R. Winston &
                                             Company, Inc. ("TRW"), a
                                             securities broker-dealer, and
                                             Asset Value Management, Inc. the
                                             general partner of Asset Value
                                             Fund Limited Partnership, an
                                             investment partnership)

                                             Registered representative, Chairman
                                             and Director of TRW

                                             President and Director of Asset
                                             Value Management, Inc.

                                             General Partner
                                             Shamrock Associates
                                             (Investment limited partnership;
                                             owner of approximately 39 percent
                                             of Kent's outstanding common stock)

                                             Chairman, President and Director
                                             American Metals Service, Inc.
                                             ("AMTS")
                                             (Engaged in redeploying its assets)


Voldemar Madis                               Vice Chairman of Pure World and
375 Huyler Street                            Madis
South Hackensack, NJ 07606                   375 Huyler
"375 Huyler"



*Unless  otherwise  designated,  the  address   of  the  executive  officers,
directors,  and companies referred herein, is 376 Main Street,  Bedminster,  New
Jersey 07921.


John W. Galuchie, Jr.                        Executive Vice President, Treasurer
                                             and Secretary of Pure World

                                             Vice President and Director of Sun

                                             Vice President and Treasurer of
                                             Kent

                                             Registered Representative,
                                             President, Treasurer and Director
                                             of TRW

                                             Secretary, Treasurer and Director
                                             of Asset Value Management

                                             Vice President, Treasurer and
                                             Director of AMTS


Mark Koscinski                               Senior Vice President of Pure World
                                             and Madis

                                             Vice President of Kent, TRW, Asset
                                             Value Management, Inc. and Sun


Alfredo Mena                                 Director of Pure World
P.O. Box 520656
Miami, FL  33152                             Presidential Commissioner for
                                             Privatization and Modernization
                                             of El Salvador
                                             Casa Presidencial
                                             El Salvador

                                             President of CIA. Salvadorena de
                                             Inversiones, S.A. de C.V.
                                             El Salvador
                                             (coffee growing, processing and
                                             exporting production)





Mark W. Jaindl                               Director of Pure World
3150 Coffeetown Road
Orefield, PA 18069                           Chief Financial Officer of Jaindl
"Orefield PA"                                Farms, Orefield, PA.
                                             (diversified businesses, including
                                             a 10,000 acre turkey farm, a
                                             mobile home park, a John Deere
                                             dealership and a grain operation.)

                                             Director of AMTS


William Mahomes, Jr., Esq.                   Director of Pure World
2200 Ross Avenue
Suite 2200                                   Senior shareholder of Locke Purnell
Dallas, TX  75201                            Rain Harrel, a Law Firm
"2200 Ross"                                  2200 Ross





                                   EXHIBIT B
                        SUN (See Item 2 of this Schedule)

                        Executive Officers and Directors


NAME AND BUSINESS ADDRESS*                   PRESENT POSITION(S) WITH ADDRESS*
-------------------------                    ---------------------------------

Lloyd H. Klatzkin                            Vice President and Director of Sun
364 W. Trenton Ave.
Morrisville, PA 19067                        Lloyd H. Klatzkin, CPA, P.C.
"364 W. Trenton"                             364 W. Trenton

Paul O. Koether                              See Exhibit A for information
                                             about Mr. Koether

John W. Galuchie, Jr.                        See Exhibit A for information
                                             about Mr. Galuchie

Mark Koscinski                               See Exhibit A for information
                                             about Mr. Koscinski




*Unless  otherwise  designated,  the  address   of  the  executive  officers,
directors,  and companies referred herein, is 376 Main Street,  Bedminster,  New
Jersey 07921.


                                   EXHIBIT C

            Transactions in Shares/Warrants for the Past 60 Days


                                   NUMBER OF                    PRICE
  DATE                      SHARES/WARRANTS PURCHASED      PER SHARE/WARRANT*
--------                    -------------------------      ------------------

Shares:
-------

10/15/96                           36,800                    $2.00
10/21/96                           10,000                     2.00
10/22/96                            2,700                     2.00
10/23/96                           13,000                     1.9279
10/24/96                           16,485                     2.00
10/25/96                           25,000                     2.00
10/28/96                            1,000                     2.00
11/20/96                            2,500                     1.875
12/03/96                           28,500                     2.125
12/03/96                            4,000                     2.00
12/10/96                            4,000                     2.125
12/11/96                           12,515                     2.125


Class A Warrants:
----------------

12/13/96                            1,506                      .55





Class B Warrants:
----------------

12/13/96                              142                      .10





*   Exclusive of brokerage commissions.

